SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                           DECORATOR INDUSTRIES INC.
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                                (Name of Issuer)


                     Common Stock, $.20 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    24631207
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                                 (CUSIP Number)


                               Jay W. Enyart, Esq.
                                  321 Cook St.
                                Denver, CO 80206
                                 (303) 322-4845
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 29, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24631207


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Steven C. Leonard
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    41,880
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    41,880
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    244,440
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     286,320
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [X]

     Excludes 13,744 shares owned by the spouse of Mr. Leonard, beneficial ownership of which is disclaimed.
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     10.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 24631207


________________________________________________________________________________
Item 1.  Security and Issuer.

         The securities covered by this Schedule 13D are shares of common stock, $.20 par value per share (the "Common Stock"), of Decorator Industries, Inc. (the "Company"). The Company's principal executive offices are located at 1011 Pines Blvd., Suite 201, Pembroke Pines, FL 33024.
________________________________________________________________________________
Item 2.  Identity and Background.

         (a) This statement on Schedule 13D is being filed by Steven C. Leonard.

         (b) The business address of Mr. Leonard is P.O. Box 710, Rancho Santa Fe, CA 92067.

         (c) The principal occupation of Mr. Leonard is the managing member of Pacifica Capital Investments LLC ("PCI"), a Colorado limited liability company that is an adviser registered under the Investment Advisers Act of 1940. The address of PCI is P.O. Box 710, Rancho Santa Fe, CA 92067.

         (d) Mr. Leonard has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

         (e) Mr. Leonard has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

         (f) Mr. Leonard is a U.S. citizen.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Purchases of shares of the Common Stock by Mr. Leonard have been with his personal funds. Some of the shares of Common Stock beneficially owned by Mr. Leonard were distributed to him in connection with the liquidation more than 60 days ago of certain limited partnerships in which he was a limited partner.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         Mr. Leonard acquired the shares of Common Stock beneficially owned by him other than through PCI for investment purposes. PCI acquired the shares of Common Stock beneficially owned by it for its managed accounts in the ordinary course of business; the shares were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect. Mr. Leonard and PCI may acquire additional shares of Common Stock in the ordinary course of their businesses. Otherwise, they have no plans to engage in any transactions described in Paragraphs (a) through (j) of this Item. Any decision by them or either of them in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

CUSIP No. 24631207

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Leonard is the beneficial owner of 286,320 shares (10.2% of the class), of which 244,440 shares (8.7% of the class) are beneficially owned by PCI. Mr. Leonard is the managing member of PCI. All but 1,296 of the shares of Common Stock beneficially owned by PCI are held in managed accounts. PCI possesses investment power, but not voting power, over its managed accounts. The filing of this Schedule 13D shall not be construed as an admission that either PCI or Mr. Leonard is the beneficial owner of securities held in managed accounts of PCI for any purpose other than Section 13(d) under the Securities Exchange Act of 1934.

         (b) Number of shares as to which Mr. Leonard and PCI have:

                                                                Leonard     PCI
                                                                -------     ---
          sole power to vote or direct the vote:                 41,880       0
          shared power to vote or direct the vote:                    0   1,296
          sole power to dispose or direct the disposition:       41,880       0
          shared power to dispose or direct the disposition:    244,440 244,440

         (c) Mr. Leonard and PCI have not engaged in transactions in the Common Stock within the past 60 days.

         (d) Not applicable.

         (e) Not applicable.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         None
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 17, 2004

                                         /s/ Steven C. Leonard
                                        ----------------------------------------
                                        Steven C. Leonard